Contact

www.linkedin.com/in/colin-coffey-7b2bb642 (LinkedIn)

Top Skills

Enterprise Software

SaaS

Consulting

Honors-Awards

Teradata President's Club - 2013

Teradata President's Club - 2014

Teradata BIg Data Salesperson of the Year - 2014

Colin Coffey

Digital Transformation
New York City Metropolitan Area

Summary

Modern Workforce Productivity requires human workforce and digital workforce synergy. Every organization is currently weighing alternatives to optimize their Front and Back Offices operations via Digital Transformation. But how does one begin? There are several incomplete strategies with fragmented initiatives that result in poor ROI, if not failure. FIS believes that a structured and cohesive strategy is the only way to compete and win this race to transformation. The FIS EPIC (Enterprise Productivity, Intelligence and Compliance) solution is an all-in-one Operational Excellence Suite that delivers true efficiency in the shortest timeframe.

Feel free to contact me at colin.coffey@fisglobal.com or by text at 934-777-1895.

Experience

FIS
5 years 3 months

Senior Sales Executive
November 2021 - Present (3 years 1 month)
New York, United States

VP, Product Management Executive
September 2019 - March 2022 (2 years 7 months)
Greater New York City Area

Arcadia Data
Regional Sales Director
July 2017 - September 2019 (2 years 3 months)
US East

Oracle
Sr. Account Executive, Big Data Sales
January 2016 - July 2017 (1 year 7 months)

Greater New York City Area

Teradata
4 years 6 months

Account Executive, Big Data Sales
January 2013 - December 2015 (3 years)
Northeast, US & Canada

Responsible for leading all Big Data Sales inititiaves in the territory.

Director, Eastern US & Canada
July 2011 - December 2012 (1 year 6 months)
New York

Responsible for supporting Teradata Account teams with all Big Data Sales initiatives in the terriotry.

Aster Data
Vice President - Worldwide Technical Services
February 2010 - June 2011 (1 year 5 months)

Responsible for building the Presales, Consulting, Support and Training organizations for this Silicon Valley Startup company. Acquired by Teradata.

HP Software
Director, Americas
September 2007 - January 2010 (2 years 5 months)
US & Canada

Integrated Opsware-Americas Consulting post Acquisition; currently know as Business Service Automation (BSA)

Re-built and led HPSW Information Management Practice

Re-built and led HPSW Americas Education Practice

Opsware, Inc
Vice President, Americas
February 2004 - August 2007 (3 years 7 months)

Responsible for building the Presales & Consulting organizations for this Silicon Valley Startup company. Acquired by HP.

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Education

Rider University

Bachelor's degree, Mathematics and Computer Science · (1982 - 1985)